# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### April 16, 2013

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

**Patient Safety Technologies, Inc.**

**File No. 1-9727 - CF#29516**

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      Patient Safety Technologies, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 18, 2013.

      Based on representations by Patient Safety Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

           Exhibit 10.67          through          December 31, 2016

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                      Christian Windsor
                      Special Counsel